UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August 2019

Commission File Number: 001-13464

Telecom Argentina S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo, No. 50, 1107

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐           No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐           No  ☒

Telecom Argentina S.A.

Item

1.                                      English translation of a letter dated August 12, 2019 to the Argentine Securities & Exchange Commission (Comisión Nacional de Valores)

Buenos Aires, August 12, 2019

Comisión Nacional de Valores

Dear Sirs,

RE.: Telecom Argentina S.A.

Relevant Matter

I am writing to you as Chairman of Telecom Argentina S.A. (“Telecom Argentina” or the “Company”), with registered office at Av. Alicia Moreau de Justo 50, City of Buenos Aires, in relation to the offer to repurchase Class “A” Notes due in 2021 (the “Class A Notes”) announced on July 10, 2019, in order to inform that the Expiration Time took place on August 9, 2019 at 11:59 p.m., New York City time (the “Expiration Time”).

Additionally, the settlement for the purchase by the Company of U.S.$30,376,000 aggregate principal amount of the Class A Notes that had previously been validly tendered and not validly withdrawn prior to the Early Tender Deadline occurred on July 25, 2019.

According to information received from the Depositary and Information Agent, holders of outstanding Class A Notes have validly tendered an additional U.S.$3,771,000 aggregate principal amount of the Class A Notes in the Tender Offer. Subject to the satisfaction of the conditions set forth in the offer to purchase, holders who validly tendered their Class A Notes after the Early Tender Deadline and at or prior to the Expiration Time will receive on August 14, 2019 the total consideration of U.S.$997.50 for every U.S.$1,000 principal amount of the Class A Notes, plus accrued and unpaid interest, if applicable, from the most recent interest payment date for such Class A Notes to, but not including, the Final Payment Date.

The entire terms and conditions of the tender offer are described in the offer documentation, included in the document denominated “Offer to Purchase”, as amended or supplemented, which remains available to be solicited for any interested person with the Information Agent.

Sincerely,

Telecom Argentina S.A.

/s/ Alejandro A. Urricelqui
Chairman

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Argentina S.A.

Date:	August 12, 2019	By:	/s/ Gabriel P. Blasi
Name: Gabriel P. Blasi
Title: Responsible for Market Relations